UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

American Apparel, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

023850 100

(CUSIP Number)

Jacob Capps
Lion/Hollywood L.L.C.
c/o Lion Capital (Americas) Inc.
888 Seventh Avenue
New York, New York 10019
Tel.: (212) 314-1900

Copy to:

Janet Dunlop
Lion Capital LLP
21 Grosvenor Place
London SW1X 7HF
United Kingdom
Tel.: +44 20 7201 2222

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 24, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion/Hollywood L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,759,809
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,759,809
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,759,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 82,771,426 shares of Common Stock outstanding, which is equal to (i) 71,447,445 shares of Common Stock outstanding as of November 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (less 251,667 shares the Issuer has advised have been returned to treasury), plus (ii) 1,129,576 shares of Common Stock sold by the Issuer on  December 1, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iii)  6,532,673 shares of Common Stock  granted to executive and non-executive management employees and certain consultants to the Issuer on November 26, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iv) 3,913,399 shares of Common Stock issued to Mr. Charney on March 24, 2011, as reported by the Issuer on its Current Report on Form 8-K filed on March 28, 2011.

                                                                  Page 2 of 15 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,759,809*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,759,809*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,759,809*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 82,771,426 shares of Common Stock outstanding, which is equal to (i) 71,447,445 shares of Common Stock outstanding as of November 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (less 251,667 shares the Issuer has advised have been returned to treasury), plus (ii) 1,129,576 shares of Common Stock sold by the Issuer on  December 1, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iii)  6,532,673 shares of Common Stock  granted to executive and non-executive management employees and certain consultants to the Issuer on November 26, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iv) 3,913,399 shares of Common Stock issued to Mr. Charney on March 24, 2011, as reported by the Issuer on its Current Report on Form 8-K filed on March 28, 2011.

                                                                  Page 3 of 15 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,759,809*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,759,809*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,759,809*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 82,771,426 shares of Common Stock outstanding, which is equal to (i) 71,447,445 shares of Common Stock outstanding as of November 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (less 251,667 shares the Issuer has advised have been returned to treasury), plus (ii) 1,129,576 shares of Common Stock sold by the Issuer on  December 1, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iii)  6,532,673 shares of Common Stock  granted to executive and non-executive management employees and certain consultants to the Issuer on November 26, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iv) 3,913,399 shares of Common Stock issued to Mr. Charney on March 24, 2011, as reported by the Issuer on its Current Report on Form 8-K filed on March 28, 2011.

                                                                  Page 4 of 15 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II SBS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,759,809*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,759,809*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,759,809*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 82,771,426 shares of Common Stock outstanding, which is equal to (i) 71,447,445 shares of Common Stock outstanding as of November 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (less 251,667 shares the Issuer has advised have been returned to treasury), plus (ii) 1,129,576 shares of Common Stock sold by the Issuer on  December 1, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iii)  6,532,673 shares of Common Stock  granted to executive and non-executive management employees and certain consultants to the Issuer on November 26, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iv) 3,913,399 shares of Common Stock issued to Mr. Charney on March 24, 2011, as reported by the Issuer on its Current Report on Form 8-K filed on March 28, 2011.

                                                                  Page 5 of 15 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital General Partner II LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,759,809*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,759,809*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,759,809*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 82,771,426 shares of Common Stock outstanding, which is equal to (i) 71,447,445 shares of Common Stock outstanding as of November 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (less 251,667 shares the Issuer has advised have been returned to treasury), plus (ii) 1,129,576 shares of Common Stock sold by the Issuer on  December 1, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iii)  6,532,673 shares of Common Stock  granted to executive and non-executive management employees and certain consultants to the Issuer on November 26, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iv) 3,913,399 shares of Common Stock issued to Mr. Charney on March 24, 2011, as reported by the Issuer on its Current Report on Form 8-K filed on March 28, 2011.

                                                                  Page 6 of 15 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,759,809*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,759,809*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,759,809*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 82,771,426 shares of Common Stock outstanding, which is equal to (i) 71,447,445 shares of Common Stock outstanding as of November 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (less 251,667 shares the Issuer has advised have been returned to treasury), plus (ii) 1,129,576 shares of Common Stock sold by the Issuer on  December 1, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iii)  6,532,673 shares of Common Stock  granted to executive and non-executive management employees and certain consultants to the Issuer on November 26, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iv) 3,913,399 shares of Common Stock issued to Mr. Charney on March 24, 2011, as reported by the Issuer on its Current Report on Form 8-K filed on March 28, 2011.

                                                                  Page 7 of 15 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lyndon Lea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom and Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,759,809*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,759,809*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,759,809*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 82,771,426 shares of Common Stock outstanding, which is equal to (i) 71,447,445 shares of Common Stock outstanding as of November 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (less 251,667 shares the Issuer has advised have been returned to treasury), plus (ii) 1,129,576 shares of Common Stock sold by the Issuer on  December 1, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iii)  6,532,673 shares of Common Stock  granted to executive and non-executive management employees and certain consultants to the Issuer on November 26, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iv) 3,913,399 shares of Common Stock issued to Mr. Charney on March 24, 2011, as reported by the Issuer on its Current Report on Form 8-K filed on March 28, 2011.

                                                                  Page 8 of 15 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Neil Richardson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,759,809*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,759,809*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,759,809*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 82,771,426 shares of Common Stock outstanding, which is equal to (i) 71,447,445 shares of Common Stock outstanding as of November 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (less 251,667 shares the Issuer has advised have been returned to treasury), plus (ii) 1,129,576 shares of Common Stock sold by the Issuer on  December 1, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iii)  6,532,673 shares of Common Stock  granted to executive and non-executive management employees and certain consultants to the Issuer on November 26, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iv) 3,913,399 shares of Common Stock issued to Mr. Charney on March 24, 2011, as reported by the Issuer on its Current Report on Form 8-K filed on March 28, 2011.

                                                                  Page 9 of 15 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Robert Darwent
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,759,809*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,759,809*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,759,809*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 82,771,426 shares of Common Stock outstanding, which is equal to (i) 71,447,445 shares of Common Stock outstanding as of November 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (less 251,667 shares the Issuer has advised have been returned to treasury), plus (ii) 1,129,576 shares of Common Stock sold by the Issuer on  December 1, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iii)  6,532,673 shares of Common Stock  granted to executive and non-executive management employees and certain consultants to the Issuer on November 26, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iv) 3,913,399 shares of Common Stock issued to Mr. Charney on March 24, 2011, as reported by the Issuer on its Current Report on Form 8-K filed on March 28, 2011.

                                                                 Page 10 of 15 Pages

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 23, 2009 by the Reporting Persons, as previously amended by Amendment No. 1 on February 23, 2011 (the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following before the last two paragraphs of Item 4:

On March 24, 2011, the Issuer and Mr. Charney, entered into, and closed the transactions under, a Purchase Agreement (the “Purchase Agreement” and, such closing, the “Closing”) pursuant to which (i) Mr. Charney purchased from the Issuer an aggregate of 1,801,802 shares of Common Stock at a price of $1.11 per share, for aggregate cash consideration of approximately $2.0 million in cash (the “Purchased Shares”), and (ii) three promissory notes issued by two subsidiaries of the Issuer to Mr. Charney, which as of March 24, 2011 had an aggregate of approximately $4.7 million outstanding, including principal and accrued and unpaid interest (to but not including March 24, 2011), were canceled in exchange for an issuance by the Issuer of an aggregate of 4,223,194 shares of Common Stock (the “Note Shares”) at a price of $1.11 per share, with 50% of such Note Shares being issued at the Closing and the remaining Note Shares (the “Contingent Shares”) issuable to Mr. Charney only if prior to the third anniversary of the Closing date (x) the closing sale price of the Common Stock on the NYSE Amex exceeds $3.50 for 30 consecutive trading days or (y) there is a change of control of the Issuer (as defined in the Purchase Agreement).

On March 24, 2011, in connection with the Closing and pursuant to the Amendment, the Issuer issued and granted to Lion/Hollywood a new warrant, substantially in the form of the Lion Warrant, to purchase at an initial exercise price of $1.11 (subject to adjustment as described therein and in the Amendment) 759,809 shares of Common Stock (the “New Lion Warrant”).

If the Contingent Shares are issued to Mr. Charney pursuant to the Purchase Agreement, the Amendment would require the Issuer to issue to Lion an additional new warrant to purchase shares of Common Stock, as described in the Amendment.

Pursuant to the Amendment, the Issuer and Lion/Hollywood also entered into an Amendment No. 1 to the Lion Warrant (the “Lion Warrant Amendment”), dated March 24, 2011 that, among other things, extended the term of the Lion Warrant to 11:59 p.m., New York City time, on February 18, 2018 and reduced the exercise price of the Lion Warrant to $1.11, as such price may be adjusted from time to time pursuant to the adjustments specified in the Lion Warrant or the Lion Credit Agreement.  The effectiveness of the Lion Warrant Amendment is subject to the approval by the Issuer’s stockholders of the exercise price adjustment and the potential issuance of additional shares of Common Stock contemplated by the Lion Warrant Amendment.

The foregoing descriptions do not purport to be complete and are qualified in their respective entireties by reference to the Purchase Agreement, the New Lion Warrant and the Lion Warrant Amendment, which are filed herewith as Exhibits 10, 11 and 12, respectively, and incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)      The following disclosure assumes that there are 82,771,426 shares of Common Stock outstanding, which is equal to (i) 71,447,445 shares of Common Stock outstanding as of November 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (less 251,667 shares the Issuer has advised have been returned to treasury), plus (ii) 1,129,576 shares of Common Stock sold by the Issuer on  December 1, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iii)  6,532,673 shares of Common Stock  granted to executive and non-executive management employees and certain consultants to the Issuer on November 26, 2010, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on December 2, 2010, plus (iv) 3,913,399 shares of Common Stock issued

                                                                 Page 11 of 15 Pages

 to Mr. Charney on March 24, 2011, as reported by the Issuer on its Current Report on Form 8-K filed on March 28, 2011.

(b)      Pursuant to Rule 13d-3 under the Exchange Act, Lion/Hollywood may be deemed to beneficially own 16,759,809 shares of Common Stock, which are subject to issuance upon exercise of the Lion Warrant and New Lion Warrant.  On an as-converted basis, the full 16,759,809 shares of Common Stock issuable upon exercise of the Lion Warrant and New Lion Warrant would, as of March 24, 2011, constitute approximately 16.8% of the Common Stock outstanding upon such exercise.  As a result of the Investment Voting Agreement (as defined in Item 6), Lion/Hollywood and Mr. Dov Charney may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Exchange Act that collectively beneficially owns approximately 61,682,897 shares of Common Stock, or 62.0% of the Issuer’s total number of shares of Common Stock outstanding as of March 24, 2011 (after giving effect to the issuance of the full 16,759,809 shares of Common Stock issuable upon exercise of the Lion Warrant and New Lion Warrant), for purposes of Section 13(d) of the Exchange Act, based on the information regarding Mr. Charney’s beneficial ownership of shares of Common Stock set forth in the Schedule 13D filing made by Mr. Charney on March 1, 2011 and including the shares of Common Stock issued pursuant to the Purchase Agreement.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion/Hollywood is a member of a group with Mr. Charney for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed. In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion/Hollywood is the beneficial owner of any Common Stock beneficially owned by Mr. Charney for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As the sole members of Lion/Hollywood, LCFII, LCFIIB and LCFIISBS have or share the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion/Hollywood.  As a result, each of LCFII, LCFIIB and LCFIISBS may be deemed to beneficially any shares of Common Stock deemed to be beneficially owned by Lion/Hollywood.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of LCFII, LCFIIB or LCFIISBS is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest of each of LCFII, LCFIIB and LCFIISBS therein.

As the sole general partner of each of LCFII, LCFIIB and LCFIISBS, Lion Capital GPII has the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by LCFII, LCFIIB and LCFIISBS.  As a result, Lion Capital GPII may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by LCFII, LCFIIB and LCFIISBS.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion Capital GPII is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Lion Capital GPII’s pecuniary interest therein.

As the manager of each of Lion Capital GPII, LCFII, LCFIIB and LCFIISBS, Lion Capital has the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion Capital GPII, LCFII, LCFIIB and LCFIISBS.  As a result, Lion Capital may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Lion Capital GPII, LCFII, LCFIIB and LCFIISBS.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion Capital is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Lion Capital’s pecuniary interest therein.

As the founding and designated members of Lion Capital, Messrs. Lea, Richardson and Darwent have or share the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion Capital.  As a result, Messrs. Lea, Richardson and Darwent may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Lion Capital.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of Messrs. Lea, Richardson or Darwent is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or

                                                                 Page 12 of 15 Pages

for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest of each of Messrs. Lea, Richardson and Darwent therein.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The first sentence of Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 with respect to the Lion Credit Agreement, the Investment Agreement, the Lion Warrant, the Amendment, the Voting Agreement, the Purchase Agreement, the New Lion Warrant and the Lion Warrant Amendment is incorporated into this Item 6 by this reference.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following thereto:

10.	Purchase Agreement, dated as of March 24, 2011, between the Issuer and Dov Charney (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on March 28, 2011.

11.	New Lion Warrant (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on March 28, 2011).

12.	Lion Warrant Amendment (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed on March 28, 2011).

                                                                 Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2011

LION/HOLLYWOOD L.L.C.
By:	/s/ Jacob Capps
Name: Jacob Capps Title: President

LION CAPITAL FUND II, L.P.
By:	Lion Capital LLP, its Manager
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

LION CAPITAL FUND II B, L.P.
By:	Lion Capital LLP, its Manager
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

LION CAPITAL FUND II SBS, L.P.
By:	Lion Capital LLP, its Manager
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

LION CAPITAL GENERAL PARTNER II LLP
By:	Lion Capital LLP, its Manager
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

                                                                 Page 14 of 15 Pages

LION CAPITAL LLP
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

LYNDON LEA
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

NEIL RICHARDSON
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

ROBERT DARWENT
By:	/s/ Janet Dunlop
Name: Janet Dunlop Title: Attorney-in-Fact

                                                                 Page 15 of 15 Pages